Exhibit 99.1

Todos Medical Enters into Joint Venture Agreement with Amarantus to develop Alzheimer’s Blood Diagnostic LymPro Test 2.0

Rehovot, Israel and New York, NY – December 3, 2018 – Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer, announced that it has entered into a Joint Venture Agreement (JV Agreement) with biotechnology holding company Amarantus Bioscience Holdings, Inc. (OTCPK: AMBS) to develop LymPro Test® as a diagnostic blood test for Alzheimer’s disease. LymPro Test is an immune-based neurodiagnostic blood test originally developed at Leipzig University in Germany.

“We are extremely pleased to be entering into this JV Agreement surrounding LymPro Test 2.0, which is positioned as potentially the first diagnostic blood test for Alzheimer’s disease,” said Herman Weiss, MD MBA, CEO of Todos Medical. “With LymPro’s focus on measuring immune markers that are directly linked to well established cell proliferation processes, we are expanding our understanding of how the body’s immune system responds to disease and how we can use this response to diagnose early and monitor the progression of Alzheimer’s disease. We believe this could be an invaluable tool for pharmaceutical companies’ development of novel treatments for Alzheimer’s, as well as a critical component to early diagnosis that may have a meaningful impact on the cost-curve associated with Alzheimer’s, estimated to be currently $250 billion annually in the US, and expected to grow to $1.2 trillion by 2050.” The closing of this JV Agreement is subject to Todos Medical raising $1,000,000 from institutional investors.

“Todos Medical has robust data sets and patent portfolios for the early detection of cancer,” said Gerald E. Commissiong, President & CEO of Amarantus. “With regulatory approval in Europe and niche markets in Asia, Todos Medical is preparing to commercialize its diagnostics markers, which is a key value inflection for any diagnostic company. LymPro will help Todos Medical build upon its deep understanding of the interplay between immune system and aberrant cell proliferation processes that lead to disease. We believe this combination will help drive the clinical and commercial plan for LymPro and deliver significant shareholder value for Amarantus.”

Under the terms of the JV Agreement, Todos Medical will issue to Amarantus 19.99% of the outstanding ordinary shares of Todos Medical stock, in exchange for 19.99% of a newly- formed entity called Breakthrough Diagnostics, Inc., with an exclusive option to acquire the remaining 80.01% of Breakthrough Diagnostics in exchange for an additional 30.01% of Todos’ shares outstanding. All rights to LymPro and certain other diagnostic assets will be assigned to Breakthrough Diagnostics, as part of the transaction. Todos Medical’s exclusive option will be exercisable upon Amarantus entering into an amended and restated license agreement with the University of Leipzig.

About Todos Medical Ltd.

Todos Medical Ltd. (OTCQB: TOMDF) an Israeli company headquartered in Rehovot, Israel, is a cancer in-vitro-diagnostic (“IVD”) company engaging in the development of a series of blood tests for the early detection of a variety of cancers. The company has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

About the LymPro Test

The Lymphocyte Proliferation Test (LymPro Test) is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. It is believed that certain diseases, most notably Alzheimer’s disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

About Amarantus Bioscience Holdings, Inc.

Amarantus Bioscience Holdings (AMBS) is a JLABS alumnus biotechnology company developing treatments and diagnostics for diseases in the areas of neurology, regenerative medicine and orphan diseases through its subsidiaries. AMBS’ wholly-owned subsidiary Elto Pharma, Inc. has development rights to eltoprazine, a Phase 2b-ready small molecule indicated for Parkinson’s disease levodopa-induced dyskinesia, Alzheimer’s aggression and adult attention deficit hyperactivity disorder, commonly known as ADHD. AMBS acquired the rights to the Engineered Skin Substitute program, a regenerative medicine-based approach for treating severe burns with full-thickness autologous skin grown in tissue culture that is being pursued by AMBS’ wholly-owned subsidiary Cutanogen Corporation. AMBS’ wholly-owned subsidiary MANF Therapeutics, Inc. owns key intellectual property rights and licenses from a number of prominent universities related to the development of the therapeutic protein known as mesencephalic astrocyte-derived neurotrophic factor (“MANF”). MANF Therapeutics, Inc. is developing MANF-based products as treatments for brain and ophthalmic disorders. MANF was discovered by the Company’s Chief Scientific Officer John Commissiong, PhD. Dr. Commissiong discovered MANF from AMBS’ proprietary discovery engine PhenoGuard. The Company also re-acquired rights to the Alzheimer’s blood diagnostic LymPro Test ®, MSPrecise™ and NuroPro.

For further information please visit www.Amarantus.com, or connect with the Amarantus on Facebook, LinkedIn, Twitter and Google+.

Forward-looking statements: Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Todos Medical nor Amarantus undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical and Amarantus, please refer to their reports filed from time to time with the U.S. Securities and Exchange Commission.

Amarantus Investor and Media Contact:

Howard Gostfrand

American Capital Ventures, Inc.

Office: 305-918-7000

Email: hg@amcapventures.com

Todos Medical Investor and Media Contact:
Daniel Hirsch
Investor Relations
Dan.h@todosmedical.com
(347) 699-0029

Source: Amarantus Bioscience Holdings, Inc.